(d)(1)(v)

May 1, 2017

Voya Series Fund, Inc.

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2017, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Series Fund, Inc. (the “Agreement”), with respect to Voya Capital Allocation Fund and Voya Small Company Fund (the “Funds”), each a series of Voya Series Fund, Inc.  By this letter, we agree to waive that fee for the period from May 1, 2017 through October 1, 2017.

We will waive 0.020% of the management fee payable to us for the Funds, as reflected in the schedule set forth below.

Series	Management Fee Waiver (as a percentage of average daily net assets)
Voya Capital Allocation Fund	0.020%

Voya Small Company Fund	0.020%

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Series Fund, Inc.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Series Fund, Inc.

(on behalf of the Funds)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President